Mail Stop 4561

April 18, 2007

Mr. Leo Shi Young
President and Chief Executive Officer
Solar Enertech Corp.
1600 Adams Drive
Menlo Park, CA 94025

> **Re:** **Solar Enertech Corp.**
> **Item 4.02 Form 8-K**
> **Filed April 13, 2007**
> **File No. 000-51717**

Dear Mr. Young:

      We have reviewed your filing and have the following comments. In some of our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed April 13, 2007

1.   Based on the disclosure in your filing, it appears you were advised by your auditors that action should be taken to prevent future reliance on their previously issued report. Please tell whether you have requested a letter from your independent accountant regarding their agreement with the disclosures you have made in this filing, as required by Item 4.02(c) of Form 8-K.

2.   Please tell us when and how you plan to file your restated financial statements.

3.   Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures as of September 30, 2006 and December 31, 2006 in light of the restatement. In addition, please confirm to us that you plan to address this reconsideration and the related conclusions in the filings that contain your restated financial statements.

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call the undersigned at (202) 551-3473.

Sincerely,

Amanda Jaffe
Staff Accountant